Exhibit 99(a)(1)(D)

November 28, 2025

Our records indicate that you have financial professionals with clients invested in the common stock of Hancock Park Corporate Income, Inc. (“HPCI”).

On November 21, 2025, HPCI filed its fourth quarter tender offer materials on Schedule TO with the Securities and Exchange Commission (“SEC”). A copy of the offer to purchase and other associated materials will be distributed to HPCI stockholders.

You may view all other HPCI filings on the SEC’s EDGAR website. Financial professionals will receive a communication similar to this one. If you have any questions, please contact HPCI at 866.521.0365.

Sincerely,
Hancock Park Corporate Income, Inc.
866.521.0365
info@HancockParkIncome.com